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                          April 24, 2024

       J. Scott Wolchko
       Chief Executive Officer
       Fate Therapeutics, Inc.
       12278 Scripps Summit Dr.
       San Diego, CA 92131

                                                        Re: Fate Therapeutics,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed April 18,
2024
                                                            File No. 333-278792

       Dear J. Scott Wolchko:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Lauren
Hamill at 303-844-1008 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Natalie Martirossian